# A brief framing of the Palestinian / Israeli conflict

# A Brief Framing of the Palestinian / Israeli Conflict
5<sup>th</sup> edition – 2017



Published by the Green Olive Collective, a Palestinian/Israeli social enterprise. The group is dedicated to cultivating humane and just societies through progressive social change, cultural development, political activity and economic enterprise.

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**If you don't know the answers to these questions, or if you think you have all the answers, then this is the primer you need to read**

– Haven't Jews and Arabs been fighting in this region since biblical times?

– If God gave this country to the Jews, why are so many people upset about it?

– Wouldn't there be peace if all the terrorism ended?

– Why can't Israelis and Palestinians live together in one democratic state?

– Why can't Israelis and Palestinians live together in two democratic states side by side?


1
Aleppo Wilayah
(Haleb)
Aleppo
Latakia
Latkia Sanjak
Hama
Hama Sanjak
Tripoli Sanjak
Homs
Homs Sanjak
Tripoli
Beirut Sanjak
Beirut
Baalbeck
Damascus Sanjak
Damascus
Sidon
Tyre
Quneitra
Akko
Haifa
Akko Sanjak
Ajlun Sanjak
Irbid
Ajlun
Nablus Sanjak
Nablus
Yaffo
Jerusalem
Mutasarriflik of Jerusalem
Gaza
Beer Sheva
Al-Karak
Tfila
Ma'an
Egypt
Akaba
Beirut Wilayah (Sidon)
Damascus Wilayah
Translated & adapted for the Web by Ofer Sheffer & Ami Isseroff for mideastweb.org

## 1 – Administrative divisions under Ottoman Rule from 1864 - 1871

During the 500 years of the Ottoman Empire there were no nation-states in the areas under their control. Their administrative regions were known as Wilayahs, subdivided into smaller governing units called Sanjaks. Today's nation - states are a direct result of European conquest and intervention in the region during and after World War 1


2
Lebanon
Syria
Iraq
Mediterranean Sea
Lake Galilee
Haifa
Nazareth
Nablus
Tel-Aviv Jaffa
Western Palestine
Amman
Jerusalem
Dead Sea
Gaza
Transjordan
Kerak
Saudi Arabia
Negev Desert
British Mandate of Palestine
Ma'an
Egypt
Red Sea

## 2 – 1922 - 1948

From 1922 - 1946 The British Mandate of Palestine consisted of Western Palestine, and the Hashemite Emirate of Transjordan. In 1946 Jordan became an independent sovereign state known as the Hashemite Kingdom of Jordan.Western Palestine continued to be ruled under the British Mandate until May, 1948


3
Lebanon
Mediterranean Sea
Nahariya
Akka
Safad
Golan Heights
Haifa
Tiberias
Nazareth
Afula
Irbid
Jenin
Netanya
Tulkarm
Tubas
Nablus
Qalqilya
Salfit
Tel Aviv
Jaffa
As-Salt
West Bank
Amman
Ramallah
Jericho
Jerusalem
Ashdod
Madaba
Ashkelon
Israel
Bethlehem
Occupied Gaza Strip
Hebron
Dead Sea
Jabaliya
Gaza
Deir el Balah
Jordan
Khan Yunis
Rafah
Beer Sheva
Al Arish
Al Karak
Dimona
Egypt
Ma'an

## 3 – Post 1948

In the aftermath of the 1948 War/Nakbah, Western Palestine became divided between Israel, Jordan, and Egypt.

## ZIONISM

Began as a late 19<sup>th</sup> century secular movement to liberate Jews from the oppression of Europe and Russia. Palestine was selected for settlement due to the ancient spiritual and historical connection in the bible (Torah), and long-standing Jewish traditions that define the Land of Israel as their ancient homeland. The Zionist movement was mostly socialist and secular in its early development, although adherents cite ancient biblical texts to justify Zionist practices and ideology. After the 1967 war, Zionism took a religious turn and by the beginning of the 21<sup>st</sup> century, a growing movement of devout religious Jews were ardent Zionists. This development has also influenced the hitherto mostly secular Jewish population of Israel. Zionists believe that the world needs one country as a safe haven for Jews, where the national rhythm is Jewish, where the national day of rest is Saturday, where the calendar is based on the Jewish year, where, for Jews, being Jewish is as easy and natural as breathing. This ideology requires a country controlled by Jews – the State of Israel.

## PALESTINIAN NATIONALISM

Emerged in early 20<sup>th</sup> century as part of the growing Arab national movements opposing colonial rule and asserting national sovereignty. It opposed Jewish-Zionist immigration into Palestine and resisted the British Occupation. Although substantial Christian and Jewish communities have existed for many centuries in Palestine, the majority within the Palestinian National movement and organisations have been Muslim. Palestinian Nationalists believe that Palestine is an ancient country and in view of the heritage over the past millennium, that the character of the country should be Arab. Although the movement was generally secular during its early development, towards the end of the 20<sup>th</sup> century, Palestinian Muslims and their national institutions became more religious. Palestinian Nationalists regard themselves as the true indigenous people, and believe that their right to the country is justified through centuries of social, cultural and national development. This ideology requires a country with an Arab and Middle Eastern character – the State of Palestine.

## A BRIEF FRAMING OF THE PALESTINIAN / ISRAELI CONFLICT

During the 20<sup>th</sup> century, Israel and Palestine became two names for the same geographical place, claimed by both the Zionist and Palestinian national movements. Despite common assumptions, this is not an ancient problem. The Holy Land changed hands many times through history – from the Canaanites to the Israelites, Babylonians, Romans, Byzantines, Crusaders, Arabs, Ottoman Turks, British, etc.

## OTTOMAN PERIOD AND THE DEVELOPMENT OF ZIONISM

For four hundred years of Ottoman rule, the ethnic and religious groups in the Holy Land lived together in relative peace. In the 19<sup>th</sup> century, not only was there no Jewish‑Arab conflict, the two terms were not seen as mutually exclusive, and members of some Mid‑eastern Jewish communities may have identified themselves as Arab‑Jews, just like Arab‑Muslims or Arab‑Christians.

The modern Israeli Palestinian conflict is a national conflict and was imported from Europe. Zionism was not a national movement of indigenous Palestinian Jews, but arose in late 19<sup>th</sup> century in the aftermath of the European 'Spring of Nations'. Jewish nationalism also as a reaction to rising political anti‑Semitism and violence in central and eastern Europe, and Tsarist Russia. European Zionists held that Jews were not just a religious or ethnic group, but a nation that should have its own nation‑state. The Zionist movement was generally secular in nature with the vast majority of religious Jews opposing the movement on religious grounds. It was officially founded at the first Zionist Congress in 1897.

Despite difficulties caused by the Ottoman restrictions and objection to Zionism, between 1882 and 1914 large waves of Jewish immigrants arrived in the country, purchasing plots of land and establishing several agricultural colonies, independent urban developments (Tel Aviv 1909), and exclusively Jewish social and economic institutions.

The Jewish Colonial Trust Company, Jewish National Fund, Jewish Agency, and the World Zionist Congress were established during this period. The new Zionist communities in Palestine had little in common with the local Jews who had coexisted with Christians and Muslims for centuries. The Zionist immigrants also brought with them an ideology of exclusion, seeking to free themselves from the restrictions of anti-Semitic Europe. As a result they often limited Arab participation in their agricultural and industrial enterprises, except as cheap labour, and began creating a segregated sector in Palestine. Then the First World War intervened and the Ottoman Empire sided with the Germans. They lost the war.

## BRITISH MANDATE

In 1917 the British assumed control of the region and through a League of Nations Mandate, governed the area now known as Jordan, Israel, the West Bank, and Gaza. For the first time in the modern era an administrative area with clearly defined borders was defined as 'Palestine'. The British also issued the Balfour Declaration, which begins :

> *"His Majesty's government views with favour the establishment in Palestine of a national home for the Jewish people. It being clearly understood that nothing shall be done which may prejudice the civil and religious rights of existing non-Jewish communities in Palestine".*

The British allowed Zionists to buy large areas of land from feudal absentee landlords and, unlike the Ottomans, permitted the new Jewish owners to evict the Arab tenant farmers. In addition the British confiscated Arab-owned land for non-payment of taxes resulting in more evictions.

With British support, the Zionists set about creating "facts on the ground" – buying and settling as much land as possible along strategic lines, aiming for water resources, ports and fertile land. Exclusive Jewish villages and neighbourhoods were built, where only Jews were employed and, where possible, only Jewish produced goods were consumed. When strategic purchases were not possible, they purchased swamp ridden lands of the Mediterranean coast and other lands that were deemed useless by their Arab owners.

The expanding Zionist settlements and rising Arab nationalism led to the genesis of the Palestinian national movement – an attempt to unite the many religious, ethnic and social groups of the country. The Palestinians demanded that the British set limits on Jewish immigration and land purchases, as well as grant legal protection for tenant farmers. Arab resistance to Jewish settlement led to the riots and attacks of 1920 - 1921 and the founding of the Hagana, the main Zionist defence militia that would grow to become the IDF. Following the uprising of Palestinian Arabs in the summer of 1929, the British set some limits on land purchase and immigration. The Zionists saw this as betrayal – political anti - Semitism was on the rise in Europe, and Palestine was one of the few places Jews could still go since the U.S.A. had also closed its doors to Jewish immigration. The British found themselves caught between the two national movements.

The problem was further exacerbated in 1933 when the Nazis came to power in Germany, and large numbers of German Jews immigrated to Palestine, doubling the Jewish population in just a few years. The Great Arab Revolt broke out in 1936, targeting primarily the British rule. Within the next three years some 400 Jews, 200 British, and over 5000 Palestinians were killed, as the British, with Zionist help, brought down the revolt with huge force. This included also the exile of most prominent Palestinian leaders, leaving Palestinians with diminished political leadership. In 1937 the Peel commission investigated the causes for the violence and recommended for the first time implementing a 2 state solution, an Arab state alongside a Jewish one.

In the aftermath of the second World War, amid the horrors of the Holocaust, Zionism was strengthened and the movement brought Jewish survivors to Palestine in large numbers, further stiffening Arab opposition to immigration. Thousands of Jewish soldiers left the British army and added a trained professional core to the Zionist militias such as the Hagana, Palmach and the Irgun Zevai Leumi.

In 1947 the British, as a result of increasing local (Zionist and Palestinian) resistance to their rule, formally announced that they were leaving and the UN General Assembly adopted resolution 181 : the country would be divided in two noncontiguous entities, Jewish and Arab, while

Jerusalem and parts of Bethlehem would become an international zone. The exiled Palestinian leadership rejected the proposed non‑binding partition in principle, while the Zionists, also unsatisfied with the proposal, publicly announced acceptance.

## • THE 1948 WAR OF INDEPENDENCE/מלחמת העצמאות CATASTROPHE/NAKBA/النكبة

The war is known to Israelis as 'The War of Independence' and to Palestinians as 'The Catastrophe'. As the British started their pullout, Palestinian Arab irregulars stepped up their attacks, and the Jewish forces began a systematic campaign to enlarge the area recommended for the Jewish State by Resolution 181. They systematically attacked and later expelled entire Palestinian villages and towns, in order to clear as many Arabs as possible from the emerging Jewish state. In the first part of the war, the Zionists, although fewer, had the clear advantage, being better armed and much better organised. On May 15th 1948 when most of the British soldiers left, as the fighting escalated, Israel declared itself to be an independent sovereign state and the surrounding Arab countries sent in forces, nominally in order to help the Palestinians.

After the 1948 war, at the Rhodes armistice talks, Egyptian, Syrian and Jordanian representatives were present but Palestinians were not invited. Here the 'Green Line' was drawn, which expanded the Jewish state from 56% (assigned by the UN Partition Plan) to 78% of Western Mandate Palestine. Most of the additional 22% were the areas occupied by Israel in Jerusalem, the Negev, and the Galilee, plus the city enclave of Jaffa. The rest of Mandate Palestine, often referred to as the West Bank and Gaza Strip, was occupied by the Jordanian (West Bank) and Egyptian armies (Gaza) and stayed under those countries' control while the city of Jerusalem was divided between Israel and Jordan. During the fighting of 1948, about 6000 Israeli soldiers and civilians, 3700 foreign Arab troops, and almost 2000 Palestinian fighters, died in combat. About 11,000 additional Palestinian civilians were missing and presumed dead by the end of the fighting.

Approximately 80% of the non-Jewish Palestinians, about 750,000 people, became refugees and were settled in camps in the West Bank,

Gaza Strip and surrounding Arab countries, and to a lesser extent to Western countries. Some of those were actively chased out, most fled in fear. Almost none were allowed to return at the end of the war, despite UN Resolution 194 which required their return. In addition about 45,000 non-Jews were internally displaced and became refugees within the new state. About 60,000 Jews were expelled from their homes and lands which came under Jordanian rule and were absorbed into the new state of Israel.

## 1948 − 1967 STATE-BUILDING AND REFUGEE DISPERSAL

The Israeli Knesset (Parliament) subsequently passed the 'Absentee Property Law' which appropriated land and homes belonging to internal and external refugees, comprising about 70% of the land in the new state. The Palestinians who remained within Israeli borders eventually were given citizenship but were placed under military rule for 17 years while much of their remaining lands were confiscated, resulting in massive internal displacement. During the same period over one million Jews fled or were expelled from other Middle Eastern countries. Most of them settled in Israel.

During this period many laws were passed by the Knesset conferring different legal rights for Jews and non - Jews. These laws continued even after the non - Jewish population were granted citizenship.

## SIX-DAY WAR AND THE OCCUPATION

In 1967 Israel conducted preemptive strikes against an increasingly belligerent Egyptian military. Jordan and Syria joined the war and Israel conquered the West Bank from the Jordanians, the Gaza Strip and Sinai Peninsula from Egypt. The Golan Heights were captured from Syria, mostly depopulated during the war, and later annexed to Israel. Though there were some expulsions in the West Bank similar to 1948, most Palestinians in the newly occupied territories remained in their homes. Israel was now faced with a political problem: the West Bank was of strategic and historic importance, but annexation would mean granting citizenship to so many Palestinians and risk the Jewish majority.

Except for about seventy square kilometres in and around Jerusalem which were unilaterally annexed, the territories were placed, "temporarily" under military government. This created tensions within Israeli society – the far left demanding that the territories be abandoned and the far right that they be annexed. The political mainstream were looking for some sort of intermediary solution, as they still do today.

Settlers soon started settling in the newly conquered territories. The Government at first resisted, then allowed and eventually officially encouraged and established settlements. The huge growth of state-supported settlement in the 1980s was one of the causes of the Palestinian uprising, or 'intifada', which began in 1987. The intifada put pressure on the Israeli government and was one of the factors that led Israeli politicians to negotiate with Palestinians. Life for Palestinians under Occupation varied from region to region. However the lack of citizenship, political and legal rights, and the ongoing repression of political aspirations, confiscation of land and the settling of exclusively Jewish communities, eventually led to the first intifada.

Despite all this, The Palestinian Liberation Organisation (PLO), under the leadership of Chairman Arafat  eventually recognised Israel in 1988, and renounced terrorism. This historic compromise included renouncing Palestinian claims to any part of the State of Israel (as defined in the UN) and focused the business of building a Palestinian State in the West Bank and Gaza.  This gained the PLO official recognition from Israel and led to the Oslo agreements.

## THE OSLO YEARS

The 1993 Oslo Accords, a 5 year interim agreement signed under American and European auspices, created a new "temporary" situation. The "core issues" – permanent borders, security arrangements, Jewish settlements, Palestinian refugees, water resources, airspace and Jerusalem – were set aside for the end of the process. Then the Israeli army redeployed out of less than 40% of the West Bank (termed areas "A" and "B"), mostly the larger Palestinian cities and towns, and took positions around and between them. The Palestinian Police was to maintain order within the cities, ensuring there was no more intifada.

The Israeli military Occupation, and its Matrix of Control, remained fully intact during this period, enabling the Jewish settler population (living in Israeli controlled "Area C") to triple in size (by 2016).

The Israeli government built an extensive system of bypass roads around and between the islands of Palestinian autonomy, connecting the Israeli settlements to each other and to Israel. At the same time, the municipal boundaries of the settlements were extended to allow them quick growth. Palestinians would administer the non-Jewish population, while Israel maintained control of land, water, borders and airspace.

This situation was supposed to be temporary, and in the Camp David Summit of the year 2000 Israeli Prime Minister Ehud Barak made his famous "generous offer": the Palestinian Authority (PA) would control most of the West Bank and Israel would annex the "settlement blocks". No map was ever publicly presented, but the blocks indicated continued Israeli control of movement inside the West Bank, of access to the Western Mountain Aquifer and of the Jordan Border. Israel expected the Palestinians to make concessions on the right of refugees to return, compromise on the amount of control over East Jerusalem including Al-Aqsa (Temple Mount), demilitarise their state and agree to Israeli forces present in the Jordan valley. In other words, the offer was of a Palestinian "state" where Israel would control the airspace, water resources, internal movement and borders. This was rejected by the Palestinians.

## SECOND INTIFADA AND BEYOND

Shortly after the failure of the summit and another round of negotiations in Taba, widespread violence broke out. What started as a popular uprising in protest against then Opposition Leader Ariel Sharon's provocation at Al Aqsa (Temple Mount), was met with live bullets and soon turned into a campaign of guerrilla warfare and suicide terror attacks. In reaction, Israel launched a major attack, reconquering the cities of the West Bank, and began construction of the separation barrier. With the barrier (fence/wall) Israel is unilaterally creating a truncated and dependent Palestinian entity, where Israel controls borders and airspace (travel/import/export) water resources (industrial/agricultural development) and the access to the commercial, religious and physical centre in Jerusalem.

The military attacks, along with the economic stranglehold, brought an end to the Second Intifada. After the death of PA leader Yasser Arafat, Mahmoud Abbas was appointed in his place. He developed an autocratic regime and a policy of compliance with Israeli demands on the ground – an end to violence and PA action against those trying to continue resistance. This approach was popular with Israel, the US and Europe, less so with the Palestinian public.

In 2003 Israeli Prime Minister Sharon declared the disengagement plan – a unilateral Israeli evacuation from the Gaza strip. It was completed in August 2005, with the eviction of 8600 Israeli settlers from Gaza and the redeployment of the military to its perimeter. This, along with Egypt's cooperation, effectively sealed off the Gaza Strip and turning it into a giant prison camp. In the 2006 elections, Hamas, the Islamic Resistance Movement, won the majority of the seats in the Palestinian parliament. Though international observers declared the elections free and fair, the new Hamas government was boycotted by Israel and the Western countries, aid payments were stopped and the PA could no longer pay its employees, plunging the territories into economic crisis.

Armed conflict broke out between Fatah and Hamas forces, with Fatah receiving American and British training, weapons and encouragement. The fighting eventually resulted in a split – with Fatah administering the West Bank and Hamas the Gaza Strip. Israel declared a siege on the Strip until Hamas resigned from power or complied with Israeli demands. Hamas fired small missiles at Israel which retaliated with assassinations of Hamas leaders, bombing attacks and eventually a massive bombing and military incursion in December 2008. Despite a prisoner exchange deal in 2011, Hamas and Israel have no official contact with each other, and Israel, together with Egypt, maintains a siege of Gaza.

Israel, the US and the EU will accept only Abbas and his PA as representing Palestinians. This entity, the Palestinian Authority, is completely dependent on Israeli permits and on American and European financial aid for its survival. Today, some still advocate a two-state solution with borders along the Green Line, while others consider such a division no longer possible, claiming that the political issues will have to be resolved within one political entity.

A third option, a Federation of two states is also gaining traction. In 2012 the United Nations passed Resolution 67/19, recognising the State of Palestine within the 1967 borders, thus giving further legal status to the 'Two State' solution.

Violence and settlement expansion continue. Hundreds of small rockets have been lobbed from Gaza at Israeli communities in the Negev and Israeli coastal communities, causing little damage and killing several Israelis. The 2014 Israeli military campaign in Gaza left over 2200 dead, thousands wounded, and 100,000 homeless. The wide devastation is largely not been reconstructed due to Israeli restrictions on importing construction materials.

As this latest edition goes to press in the Spring of 2017, violence is at a relatively low ebb. However home demolitions of Palestinian families in Area 'C' have accelerated over the past year and Israeli security is using increasingly sophisticated methods to clamp down on Palestinian resistance activities. Digital surveillance and ever closer cooperation with the Palestinian Authority's security forces is resulting in successful thwarting of potential attacks by Palestinians, but less so the attacks by settlers. In the meanwhile settlement growth continues unabated and the Israeli Jewish public seems to have settled into a 'wait and see' attitude, expecting another war with Hamas and/or Hizbullah.

The Israeli government continues to clamp down on internal dissent, and has tightened the legal framework within which to deny entry to the country by foreigners who have publicly opposed Israel's policies in the occupied Territories, especially supporters of the Boycott, Divestment and Sanctions (BDS), which has become the principal means for International activists to express their opposition of the Israeli government's policies.

# 4 –West Bank Palestinian areas and Israeli settlement areas

AUTHOR: MICHAEL YOUNAN
Palestinian Built-Up Areas
ABC Zones
Area A (Full Palestinian Control)
Area B (Joint Is/Pal Control)
Nature Reserves (Israeli Control)
Area C (Full Israeli Control)
Israeli Settlements & Military Bases
Armistice Line 1949
Closures: Checkpoints & Blockades
Kafr Qari'a
Rummana
Hinnanit
Beit She'an
Sheikh Hussein Bridge
Jenin
Hermesh
Baqa el Gharbiya
Tulkarm
Tubas
Taibe
Shavei Shomron
Kedumim
Elon Moreh
Nablus
Qalqiliya
Jordan Valley
River Jordan
Herzliya
Hod Hasharon
Alfei Menashe
Itamar
Elkana
Tel Aviv
Rosh ha-Ayin
Ariel
Ma'ale Efrayim
Damya Bridge
Jaffa
Salfit
Eli
Mediterranean Sea
Israel
Halmish
West Bank
Lod
Ramla
Ofra
Modi'iin Bloc
Beit El
Ramallah
Modi'in
Giv'at Ze'ev
Jericho
Allenby Bridge
Ashdod
East Jerusalem
West Jerusalem
Ma'ale Adummim
Beit Shemesh
"SAFE PASSAGE" FROM WEST BANK TO GAZA (CLOSED FOR PALESTINIANS SINCE OCT. 2000)
Bethlehem
Za'tara
Gush Etzion
Efrata
Tekoa
Kiryat Gat
Karmei Tzur
Dead Sea
Tarqumiya
Hebron
Kiryat Arba
Bani Na'im
Palestinian National Grid 1923
Yatta
Ein Gedi
Adh Dhahiriya
0 5 10 20 Kilometers
0 5 10 20 Miles
© Map Source: PalMap - GSE
Copyright April 2005
Map source, designer and publisher:
PalMap / Good Shepherd Engineering & Computing
map@palmap.org /www.gsecc.com /www.palmap.org
GSE
PalMap
ICAHD



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